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EMAIL:  AFREEDMAN@OLSHANLAW.COM
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May 20, 2015

VIA EDGAR AND ELECTRONIC MAIL

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shutterfly, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed by Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners 4x6 Fund, L.P., Cibelli Research & Management, LLC, Marathon Partners Equity Management, LLC, Mario D. Cibelli, Marwan Fawaz, and Thomas D. Hughes

Filed May 18, 2015
File No. 001-33031

Dear Mr. Spirgel:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 20, 2015 (the “Staff Letter”), with regard to the above-referenced Amendment No. 1 to the Preliminary Proxy Statement (the “Proxy Statement”) filed by Marathon Partners Equity Management, LLC and its affiliates and nominees (collectively, “Marathon Partners”) on May 18, 2015 with respect to Shutterfly, Inc. (“Shutterfly” or the “Company”).  We have reviewed the Staff Letter with our clients and provide the following responses on their behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

We are Concerned with the Company’s Executive Compensation Practices and the Board’s  Apparent Unwillingness to Follow Through on its Own Written Assurances to Reduce Executive Compensation, page 8

1.
We note your response to Comment 6.  Please rephrase the assertion, “the Company maintains an incentive compensation program that does not recognize stock-based compensation as an expense” to clarify that the Company uses a non-GAAP earnings metric that does not consider stock-based compensation in the calculation.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 20, 2015

We acknowledge the Staff’s comment and have revised the Proxy Statement to clarify that the Company uses a non-GAAP earnings metric that does not consider stock-based compensation in the calculation.  Please see page 8 of the Proxy Statement.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Mario D. Cibelli, Marathon Partners Equity Management, LLC

May 20, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated May 20, 2015 (the “Staff Letter”) relating to Amendment No. 1 to the Preliminary Proxy Statement filed by the undersigned on May 18, 2015 (the “Filing”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGES]

May 20, 2015

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners 4x6 Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI, Individually and as Attorney-in-Fact for Marwan Fawaz and Thomas D. Hughes